Royal Bank of Canada
200 Bay Street, Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

April 28, 2015

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Attention:  Suzanne Hayes, Assistant Director; Joseph McCann; Will Dorton

Re:	Royal Bank of Canada – Registration Statement on Form F-3 (File No. 333-203433)

Ladies and Gentlemen:

Royal Bank of Canada (the “Registrant”) respectfully requests that the effective date of the above-captioned Registration Statement, as amended by the Amendment referred to below, (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 1:30 p.m. on April 30, 2015 or as soon as practicable thereafter.

In accordance with the requirements of Rule 461 under the Securities Act of 1933 (the “Act”), the Registrant hereby confirms that it is aware of its obligations under the Act.

Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”), in accordance with your letter dated April 22, 2015, that should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement or relieve the Registrant of its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Donald R. Crawshaw via telephone at (212) 558-4016 or via e-mail at crawshawd@sullcrom.com, or Katherine A. McGavin via telephone at (212) 558-4956 or via e-mail at mcgavink@sullcrom.com.

Very truly yours,

ROYAL BANK OF CANADA

By:	/s/ Paul Guthrie
Paul Guthrie
Assistant General Counsel

cc:	Donald R. Crawshaw
Katherine A. McGavin
(Sullivan & Cromwell LLP)